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                            July 26, 2021

       Stefan Selig
       Chairman of the Board of Directors
       Rotor Acquisition Corp.
       The Chrysler Building
       405 Lexington Avenue
       New York, New York 10174

                                                        Re: Rotor Acquisition
Corp.
                                                            Amendment No. 1 to
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed July 12, 2021
                                                            File No. 001-39897

       Dear Mr. Selig:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless we note otherwise, our references to prior comments are to comments in our
       June 11, 2021 letter.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Information About Sarcos, page 179

   1. We note your response to prior comment 5. Please include disclosure in the filing clarifying why you
believe Sarcos is a    global technology leader for industrial highly
                                                        dexterous mobile
robotics systems for use in dynamic environments.    For example, this
                                                        may be based on awards
and recognition of Sarcos and its products.
 Stefan Selig
FirstName  LastNameStefan Selig
Rotor Acquisition Corp.
Comapany
July       NameRotor Acquisition Corp.
     26, 2021
July 26,
Page  2 2021 Page 2
FirstName LastName
Financial Statements - Sarcos Corp.
Note 5. Equity, page F-90

2. We note in Proposal No. 5 that only holders of Class B Common Stock are entitled to vote on the election of directors to your board of directors under the terms of the Amended and
         Restated Certificate of Incorporation. Please expand the disclosure of Voting Rights to include this exclusive voting right for Class B common stockholders as compared to Class
         A common stockholders.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Evan D   Amico